Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2014 Financial Results

MOSCOW and AMSTERDAM, Netherlands, February 18, 2015 — Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the fourth quarter and the full year ended December 31, 2014.

Q4 2014 Financial Highlights(1)(2)

•                  Revenues of RUR 14.7 billion ($260.7 million), up 21% compared with Q4 2013

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 25% compared with Q4 2013

•                  Income from operations of RUR 4.5 billion ($79.6 million), up 14% compared with Q4 2013

•                  Adjusted EBITDA of RUR 6.1 billion ($108.0 million), up 18% compared with Q4 2013

•                  Operating margin of 30.5%

•                  Adjusted EBITDA margin of 41.4%

•                  Adjusted ex-TAC EBITDA margin of 52.5%

•                  Net income of RUR 7.6 billion ($134.6 million), up 126% compared with Q4 2013

•                  Adjusted net income of RUR 4.0 billion ($70.5 million), up 13% compared with Q4 2013

•                  Net income margin of 51.6%

•                  Adjusted net income margin of 27.0%

•                  Adjusted ex-TAC net income margin of 34.3%

•                  Cash, cash equivalents and deposits of RUR 49.2 billion ($874.0 million) as of December 31, 2014

FY 2014 Financial Highlights(1)(2)

•                  Revenues of RUR 50.8 billion ($902.4 million), up 29% compared with FY 2013 (and up 30% excluding revenues of Yandex.Money)

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 25% compared with FY 2013 (and up 27% excluding the impact of Yandex.Money)

•                  Income from operations of RUR 15.3 billion ($272.4 million), up 19% compared with FY 2013

•                  Adjusted EBITDA of RUR 21.0 billion ($374.2 million), up 21% compared with FY 2013

•                  Operating margin of 30.2%

•                  Adjusted EBITDA margin of 41.5%

•                  Adjusted ex-TAC EBITDA margin of 53.0%

•                  Net income of RUR 17.0 billion ($302.5 million), up 26% compared with FY 2013

•                  Adjusted net income of RUR 13.8 billion ($244.4 million), up 13% compared with FY 2013

•                  Net income margin of 33.5%

•                  Adjusted net income margin of 27.1%

•                  Adjusted ex-TAC net income margin of 34.6%

“The company performed well in the fourth quarter and demonstrated another full year of excellent results, despite the difficult macroeconomic environment. We continue to develop our existing services and products as well as new business models, such as the recently launched Yandex Data Factory,” said Arkady Volozh, Chief Executive Officer of Yandex. “Although we face challenging economic headwinds,

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 56.2584 to $1.00, the official exchange rate quoted as of December 31, 2014 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

including substantial currency fluctuations, we are managing Yandex for the long term. We will continue to improve monetization, pursue cost efficiencies in our core business and manage our forex exposure, while investing into critical growth areas such as mobile and advertising technologies.”

The following table provides a summary of key financial results for the three months and twelve months ended December 31, 2013 and 2014:

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
Revenues	12,086	14,667	21%	39,502	50,767	29%
Ex-TAC revenues(2)	9,258	11,572	25%	31,652	39,691	25%
Income from operations	3,921	4,478	14%	12,837	15,323	19%
Adjusted EBITDA(2)	5,148	6,078	18%	17,367	21,052	21%
Net income	3,346	7,572	126%	13,474	17,020	26%
Adjusted net income(2)	3,519	3,967	13%	12,140	13,751	13%

Q4 2014 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 59.7% in Q4 2014 (according to LiveInternet)

•                  Search queries grew 9% compared with Q4 2013

•                  The number of advertisers increased to 317,000, up 14% from Q4 2013 and 5% from Q3 2014

•                  Selected as the default search provider in Mozilla Firefox in Russia

•                  Launched Yandex Data Factory, a new B2B venture developing big data solutions for local and international businesses and research institutions

•                  Released the alpha version of our new Yandex.Browser

•                  Repurchased 980,000 Class A shares as part of the previously announced program to repurchase up to 3 million additional shares

Revenues

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
Advertising revenues:
Text-based advertising
Yandex websites	8,006	9,965	24%	27,584	35,228	28%
Ad network	2,830	3,270	16%	7,885	11,410	45%
Total text-based advertising	10,836	13,235	22%	35,469	46,638	31%
Display advertising
Yandex websites	1,015	997	-2%	3,185	3,034	-5%
Ad network	137	184	34%	194	475	145%
Total display advertising	1,152	1,181	3%	3,379	3,509	4%
Total advertising revenues	11,988	14,416	20%	38,848	50,147	29%
Online payment commissions	—	—	n/m	394	—	-100%
Other	98	251	156%	260	620	138%
Total revenues	12,086	14,667	21%	39,502	50,767	29%

Text-based advertising revenues grew 22% compared with Q4 2013 and continued to determine overall top-line performance, contributing 90% of total revenues in Q4 2014.

Text-based advertising revenues from Yandex websites increased 24% compared with Q4 2013 and accounted for 68% of total revenues during Q4 2014.

Text-based advertising revenues from our ad network increased 16% compared with Q4 2013 and contributed 22% of total revenues during Q4 2014, 110 basis points lower than in Q4 2013.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 18% in Q4 2014 compared with Q4 2013 and demonstrated steady growth rates compared with Q3 2014. Our average cost per click in Q4 2014 grew 3% compared with Q4 2013.

Display advertising revenue, accounting for 8% of total revenues in Q4 2014, was up 3% compared with Q4 2013, with our display advertising network driving overall display revenue growth in Q4 2014.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q4 2014, Yandex added 102 full-time employees, an increase of 2% from September 30, 2014, and up 15% from December 31, 2013. The total number of full-time employees was 5,616 as of December 31, 2014.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
TAC:
Related to the Yandex ad network	2,023	2,102	4%	5,377	7,520	40%
Related to distribution partners	805	993	23%	2,473	3,556	44%
Total TAC	2,828	3,095	9%	7,850	11,076	41%
Total TAC as a % of total revenues	23.4%	21.1%		19.9%	21.8%
Other cost of revenues	713	912	28%	2,756	3,260	18%
Other cost of revenues as a % of revenues	5.9%	6.2%		7.0%	6.4%
Total cost of revenues	3,541	4,007	13%	10,606	14,336	35%
Total cost of revenues as a % of revenues	29.3%	27.3%		26.8%	28.2%

TAC decreased slightly as percentage of total revenues from 23.4% in Q4 2013 to 21.1% in Q4 2014 and grew only 9% compared with Q4 2013. The slowdown in the growth of partner TAC was mostly due to changes in partner revenue mix. Partner TAC includes traffic acquisition costs related to both our text-based and our display advertising networks.

Other cost of revenues in Q4 2014 increased 28% compared with Q4 2013, primarily reflecting growth of personnel costs and an increase in our rental expenses, attributable to additional office space that we started to lease in May 2014 and to the material appreciation of the U.S. dollar during Q4 2014, given that the rent for our Moscow headquarters is U.S. dollar-denominated.

Product development

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
Product development	1,651	2,673	62%	5,827	8,842	52%
As a % of revenues	13.7%	18.2%		14.8%	17.4%

Growth in product development costs in Q4 2014 primarily reflects growth of personnel expenses and increased rental costs, attributable to additional office space that we started to lease in May 2014 and to the material appreciation of the U.S. dollar during Q4 2014, given that the rent for our Moscow headquarters is U.S. dollar-denominated. In 2014, development headcount increased 14% from 2,924 as of December 31, 2013, to 3,329 as of December 31, 2014, with 57 employees added since September 30, 2014.

Selling, general and administrative (SG&A)

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
Sales, general and administrative	1,983	2,303	16%	6,537	7,782	19%
As a % of revenues	16.4%	15.7%		16.5%	15.3%

SG&A costs grew slower than revenue, increasing by 16% in Q4 2014 compared to Q4 2013. Personnel expenses and the growth in rental costs for our Moscow headquarters related to the SG&A category were offset by decreases in advertising and marketing spend.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
SBC expense included in cost of revenues	18	32	78%	61	101	66%
SBC expense included in product development	128	254	98%	435	780	79%
SBC expense included in SG&A	77	90	17%	258	329	28%
Total SBC expense	223	376	69%	754	1,210	60%
As a % of revenues	1.8%	2.6%		1.9%	2.4%

Total SBC expense increased 69% in Q4 2014 compared with Q4 2013. The increase is primarily related to the material appreciation of the U.S. dollar during Q4 2014 as well as to new equity-based grants made in 2013-2014.

Depreciation and amortization (D&A) expense

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
Depreciation and amortization	990	1,206	22%	3,695	4,484	21%
As a % of revenues	8.2%	8.2%		9.4%	8.8%

D&A expense increased 22% in Q4 2014 compared with Q4 2013 and primarily reflected investments in servers and data centers made in 2013 and early 2014.

As a result of the factors described above, income from operations was RUR 4.5 billion ($79.6 million) in Q4 2014, a 14% increase from Q4 2013, while adjusted EBITDA reached RUR 6.1 billion ($108.0 million) in Q4 2014, up 18% from Q4 2013.

Interest income, net in Q4 2014 was RUR 257 million, down from RUR 414 million in Q4 2013, mainly due to interest expenses related to our convertible notes issued in December 2013 and January 2014.

Foreign exchange gain in Q4 2014 was RUR 4,707 million, compared with a foreign exchange gain of RUR 99 million in Q4 2013. This gain is due to the material appreciation of the U.S. dollar during Q4 2014 from RUR 39.3866 to $1.00 on September 30, 2014, to RUR 56.2584 to $1.00 on December 31, 2014. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q4 2014.

Income tax expense for Q4 2014 was RUR 2,338 million, up from RUR 1,083 million in Q4 2013. Our effective tax rate of 23.6% in Q4 2014 was generally in line with the effective tax rate in Q3 2014. Our effective tax rate was higher in 2014 than in 2013 because in Q1 2014 we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that we considered not to be permanently reinvested in Russia.

Adjusted net income in Q4 2014 was RUR 4.0 billion ($70.5 million), a 13% increase from Q4 2013.

Adjusted net income margin was 27.0% in Q4 2014, compared with 29.1% in Q4 2013.

Net income was RUR 7.6 billion ($134.6 million) in Q4 2014, up 126% compared with Q4 2013, mainly due to the foreign exchange gain that we recognized in Q4 2014.

As of December 31, 2014, Yandex had cash, cash equivalents and deposits of RUR 49.2 billion ($874.0 million).

Net operating cash flow and capital expenditures for Q4 2014 were RUR 4.0 billion ($66.2 million) and RUR 3.0 billion ($53.3 million), respectively.

During Q4 2014, we repurchased $100 million in principal of our 1.125% convertible senior notes due 2018 for approximately $85.6 million.

The total number of shares issued and outstanding as of December 31, 2014 was 317,643,671, including 255,592,322 Class A shares, 62,051,348 Class B shares, and one Priority share and excluding 12,378,083 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 5.0 million shares, at a weighted average exercise price of $5.41 per share, of which options to purchase 4.9 million shares were fully vested; equity-settled share appreciation rights equal to 2.4 million shares, at a weighted average measurement price of $27.77, 0.6 million of which were fully vested; and restricted share units covering 3.9 million shares, of which restricted share units to acquire 0.9 million shares were fully vested.

Financial outlook

The current outlook is limited to quarterly guidance because of high level of uncertainty in the current macroeconomic situation.

Currently we expect revenue to grow approximately 15% in Q1 2015.

This outlook reflects our current and preliminary view, based on the trends that we currently see.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 18, 2015 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 2342

UK: +44 (0) 20 3427 1912

Russia: 8 800 500 9311

Passcode: 3861283#

A replay of the call will be available through February 25, 2015. To access the replay, please dial:

US: +1 866 932 5017,

Russia/International: +44 (0) 20 3427 0598

Passcode: 3861283#

A live and archived webcast of this conference call will be available at

http://edge.media-server.com/m/p/h2rkyhrs

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for Q1 2015. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 18, 2015, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that was payable to employees in connection with our acquisition of the mobile software business of SPB Software and our acquisition of KitLocate (described below) and (4) provision for income taxes, less (A) interest income and (B) other income/(expense)

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software and our acquisition of KitLocate (described below), (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses / (gains), (4) impairment of investments in equity securities adjusted for the related reduction in income tax and (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income taxes; less (1) gain from the sale and deconsolidation of equity investments, (2) gain from repurchases of our convertible notes adjusted for the related increase in income tax

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we were required under US GAAP to accrue as expense the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011 and our acquisition of KitLocate, the developer of an energy efficient geolocation technology for mobile devices, in March 2014. The aggregate amount of such contingent compensation paid in connection with SPB Software acquisition was $14.1 million, $7.1 million of which was paid in November 2012, $4.1 million of which was paid in February 2013, and $2.9 million of which was paid in November 2013. The maximum aggregate amount of contingent compensation to be paid in connection with the KitLocate acquisition is $3.9 million payable upon the continued employment of the sellers. We have eliminated these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Impairment of investment in equity securities

Adjusted net income for the quarter ended September 30, 2014, excludes a loss from the impairment of our equity investment in Blekko Inc. We review our investments quarterly for indicators of other-than-temporary impairment. In the quarter ended September 30, 2014, our review identified certain adverse external and internal events indicating that the decline in fair value of our investment in Blekko Inc. is now other-than-temporary and recorded an impairment charge of $18.5 million. We believe that it is useful to present adjusted net income and related margin measures excluding impacts not related to our core operations.

Gain from the sale and deconsolidation of equity investments

Adjusted net income also excludes a gain in the quarter ended September 30, 2013 from deconsolidation of Yandex.Money following the sale of a 75% stake in Yandex.Money to Sberbank on July 4, 2013. We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant item in order to provide a clearer picture of our underlying operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income also excludes a gain from repurchase of $150 million in principal of our 1.125% convertible senior notes due 2018 for approximately $131.3 million that we recorded in the year ended December 31, 2014. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	December 31,	December 31,
	2013*	2014	2014
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	33,394	17,645	313.6
Marketable securities	87	—	—
Term deposits	—	5,863	104.2
Investments in debt securities	—	3,124	55.5
Accounts receivable, net	2,785	3,703	65.8
Prepaid expenses	689	1,556	27.8
Deferred tax assets	596	180	3.2
Other current assets	1,332	3,736	66.4
Total current assets	38,883	35,807	636.5

Property and equipment, net	9,729	17,107	304.1
Intangible assets, net	633	2,425	43.1
Goodwill	2,946	8,920	158.6
Long-term prepaid expenses	1,042	1,590	28.1
Restricted cash	104	932	16.6
Term deposits	15,180	25,663	456.2
Investments in non-marketable equity securities	1,250	871	15.5
Investments in debt securities	2	—	—
Deferred tax assets	3	4	0.1
Other non-current assets	1,539	1,605	28.5
TOTAL ASSETS	71,311	94,924	1,687.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	3,710	5,053	89.8
Taxes payable	1,688	2,930	52.1
Deferred revenue	1,501	1,808	32.1
Deferred tax liabilities	16	5	0.1
Total current liabilities	6,915	9,796	174.1
Convertible debt	16,429	26,325	467.9
Deferred tax liabilities	1,245	1,587	28.2
Other accrued liabilities	125	1,480	26.4
Total liabilities	24,714	39,188	696.6

Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 and 1,000,000,001, shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 1,000,000,000, Class B: 102,115,140 and 71,870,411, and Class C: 102,115,140 and 71,870,411); shares issued (Class A: 256,998,306 and 267,970,405, Class B: 72,923,447 and 62,051,348, and Class C: 23,110,819 and 8,919,063, respectively); shares outstanding (Class A: 250,732,061 and 255,592,322, Class B: 72,923,447 and 62,051,348, and Class C: nil)	242	182	3.2
Treasury shares at cost (Class A: 6,266,245 and 12,378,083)	(6,886)	(14,179)	(252.0)
Additional paid-in capital	15,701	16,192	287.8
Accumulated other comprehensive income	2,042	1,023	18.2
Retained earnings	35,498	52,518	933.5
Total shareholders’ equity	46,597	55,736	990.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,311	94,924	1,687.3

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2013	2014	2014
	RUR	RUR	$

Revenues	12,086	14,667	260.7
Operating costs and expenses:
Cost of revenues(1)	3,541	4,007	71.2
Product development(1)	1,651	2,673	47.5
Sales, general and administrative(1)	1,983	2,303	41.0
Depreciation and amortization	990	1,206	21.4
Total operating costs and expenses	8,165	10,189	181.1
Income from operations	3,921	4,478	79.6
Interest income, net	414	257	4.6
Other income, net	94	5,175	92.0
Net income before income taxes	4,429	9,910	176.2
Provision for income taxes	1,083	2,338	41.6
Net income	3,346	7,572	134.6
Net income per Class A and Class B share:
Basic	10.30	23.83	0.42
Diluted	10.08	23.44	0.42
Weighted average number of Class A and Class B shares outstanding
Basic	324,736,336	317,775,863	317,775,863
Diluted	331,906,108	323,082,053	323,082,053

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	18	32	0.6
Product development	128	254	4.5
Sales, general and administrative	77	90	1.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Twelve months ended December 31,
	2013*	2014	2014
	RUR	RUR	$

Revenues	39,502	50,767	902.4
Operating costs and expenses:
Cost of revenues(1)	10,606	14,336	254.8
Product development(1)	5,827	8,842	157.2
Sales, general and administrative(1)	6,537	7,782	138.3
Depreciation and amortization	3,695	4,484	79.7
Total operating costs and expenses	26,665	35,444	630.0
Income from operations	12,837	15,323	272.4
Interest income, net	1,717	856	15.2
Other income, net	2,159	6,296	111.9
Net income before income taxes	16,713	22,475	399.5
Provision for income taxes	3,239	5,455	97.0
Net income	13,474	17,020	302.5
Net income per Class A and Class B share:
Basic	41.25	53.30	0.95
Diluted	40.27	52.27	0.93
Weighted average number of Class A and Class B shares outstanding
Basic	326,657,778	319,336,782	319,336,782
Diluted	334,571,212	325,610,277	325,610,277

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	61	101	1.8
Product development	435	780	13.9
Sales, general and administrative	258	329	5.8

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2013	2014	2014
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	3,346	7,572	134.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	945	1,091	19.4
Amortization of acquisition-related intangible assets	45	115	2.0
Amortization of debt discount and issuance costs	24	240	4.3
Share-based compensation expense	223	376	6.7
Deferred income taxes	58	136	2.4
Foreign exchange gains	(99)	(4,707)	(83.7)
Gain from repurchases of convertible debt	—	(548)	(9.7)
Other	(6)	33	0.6
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(450)	(352)	(6.3)
Prepaid expenses and other assets	(424)	(941)	(16.7)
Accounts payable and accrued liabilities	920	498	8.8
Deferred revenue	206	212	3.8
Net cash provided by operating activities	4,788	3,725	66.2

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(1,665)	(2,998)	(53.3)
Proceeds from sale of property and equipment	—	96	1.7
Acquisitions of businesses, net of cash acquired	(2,438)	(531)	(9.4)
Investments in non-marketable equity securities	(12)	—	—
Proceeds from maturity of debt securities	2,668	575	10.2
Investments in term deposits	—	(935)	(16.6)
Maturities of term deposits	2,620	5,518	98.1
(Loans granted) / proceeds from repayments of loans granted	(109)	2	—
Escrow cash deposit	(5)	—	—
Net cash provided by investing activities	1,059	1,727	30.7

CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	61	68	1.2
Proceeds from issuance of convertible debt	19,719	—	—
Repurchases of convertible debt	—	(4,675)	(83.1)
Payment of debt discount and issuance costs	(179)	—	—
Repurchases of ordinary shares	(3,368)	(1,066)	(18.9)
Net cash provided by/(used in) financing activities	16,233	(5,673)	(100.8)
Effect of exchange rate changes on cash and cash equivalents	(68)	4,947	87.9
Net change in cash and cash equivalents	22,012	4,726	84.0
Cash and cash equivalents at beginning of period	11,382	12,919	229.6
Cash and cash equivalents at end of period	33,394	17,645	313.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2013*	2014	2014
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	13,474	17,020	302.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	3,584	4,242	75.4
Amortization of acquisition-related intangible assets	111	242	4.3
Amortization of debt discount and issuance costs	24	811	14.4
Share-based compensation expense	754	1,210	21.5
Deferred income taxes	(197)	115	2.0
Foreign exchange gains	(139)	(6,553)	(116.5)
Gain from sale of equity securities	(2,137)	—	—
Impairment of investment in equity securities	—	700	12.4
Gain from repurchases of convertible debt	—	(548)	(9.7)
Other	(28)	38	0.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(966)	(714)	(12.7)
Prepaid expenses and other assets	(1,301)	(3,069)	(54.6)
Accounts payable and accrued liabilities	1,195	1,817	32.4
Deferred revenue	401	235	4.2
Assets held for sale	(156)	—	—
Liabilities related to assets held for sale	86	—	—
Net cash provided by operating activities	14,705	15,546	276.3

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(4,936)	(9,679)	(172.0)
Proceeds from sale of property and equipment	—	132	2.3
Acquisitions of businesses, net of cash acquired	(2,438)	(6,360)	(113.0)
Investments in non-marketable equity securities	(14)	(45)	(0.8)
Proceeds from sale of equity securities	2,023	120	2.1
Investments in debt securities	—	(2,546)	(45.3)
Proceeds from maturity of debt securities	4,969	575	10.2
Investments in term deposits	(11,450)	(17,157)	(304.9)
Maturities of term deposits	11,290	7,234	128.6
Loans granted	(279)	(207)	(3.7)
Escrow cash deposit	125	(656)	(11.7)
Net cash used in investing activities	(710)	(28,589)	(508.2)

CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	439	191	3.3
Proceeds from issuance of convertible debt	19,719	2,981	53.0
Repurchases of convertible debt	—	(6,414)	(114.0)
Payment of debt discount and issuance costs	(179)	(42)	(0.7)
Repurchases of ordinary shares	(8,518)	(8,423)	(149.7)
Net cash provided by/(used in) financing activities	11,461	(11,707)	(208.1)
Effect of exchange rate changes on cash and cash equivalents	513	9,001	160.0
Net change in cash and cash equivalents	25,969	(15,749)	(280.0)
Cash and cash equivalents at beginning of period	7,425	33,394	593.6
Cash and cash equivalents at end of period	33,394	17,645	313.6

* Derived from audited financial statements

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
Total revenues	12,086	14,667	21%	39,502	50,767	29%
Less: traffic acquisition costs (TAC)	2,828	3,095	9%	7,850	11,076	41%
Ex-TAC revenues	9,258	11,572	25%	31,652	39,691	25%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
Net income	3,346	7,572	126%	13,474	17,020	26%
Add: depreciation and amortization	990	1,206	22%	3,695	4,484	21%
Add: share-based compensation expense	223	376	69%	754	1,210	60%
Add: compensation expense related to contingent consideration	14	18	29%	81	35	-57%
Less: interest income, net	(414)	(257)	-38%	(1,717)	(856)	-50%
Less: other income, net	(94)	(5,175)	n/m	(2,159)	(6,296)	192%
Add: provision for income taxes	1,083	2,338	116%	3,239	5,455	68%
Adjusted EBITDA	5,148	6,078	18%	17,367	21,052	21%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2013	2014	Change	2013	2014	Change
Net income	3,346	7,572	126%	13,474	17,020	26%
Add: SBC expense	223	376	69%	754	1,210	60%
Less: reduction in income tax attributable to SBC expense	(3)	(5)	67%	(9)	(20)	122%
Add: compensation expense related to contingent consideration	14	18	29%	81	35	-57%
Less: foreign exchange gain	(99)	(4,707)	n/m	(139)	(6,553)	n/m
Add: increase in income tax attributable to foreign exchange gain	20	937	n/m	28	1,324	n/m
Add: impairment of investment in equity securities	—	—	n/m	—	700	n/m
Less: reduction in income tax attributable to impairment of investment in equity securities	—	—	n/m	—	(175)	n/m
Less: gain from sale and deconsolidation of equity investments	—	—	n/m	(2,067)	—	-100%
Less: gain from repurchases of convertible debt	—	(548)	n/m	—	(548)	n/m
Add: increase in income tax attributable to gain from repurchases of convertible debt	—	137	n/m	—	137	n/m
Add: amortization of debt discount	24	243	n/m	24	811	n/m
Less: reduction in income tax attributable to amortization of debt discount	(6)	(56)	n/m	(6)	(190)	n/m
Adjusted net income	3,519	3,967	13%	12,140	13,751	13%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended December 31, 2014	7,572	51.6%	(1,494)	6,078	41.4%	52.5%
Twelve months ended December 31, 2014	17,020	33.5%	4,032	21,052	41.5%	53.0%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, net, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)     Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)     Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex- TAC Net Income Margin (4)
Three months ended December 31, 2014	7,572	51.6%	(3,605)	3,967	27.0%	34.3%
Twelve months ended December 31, 2014	17,020	33.5%	(3,269)	13,751	27.1%	34.6%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange gain (as adjusted for the reduction in income tax attributable to the gain), impairment of investment (as adjusted for reduction in income tax attributable to impairment of investment in equity securities), gain from sale and deconsolidation of equity investments, gain from repurchases of convertible debt and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)     Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)     Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.

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Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

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